November 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Mr. Jeffrey Reidler

Re:	OneBeacon Insurance Group Ltd.
Registration Statement on Form F-1 (File No. 333-136287)

Ladies and Gentlemen:

As Representative of the several underwriters of OneBeacon Insurance Group, Ltd. proposed public offering of up to 23,000,000 Class A common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement requesting effectiveness for 2:00 p.m. (NYT) on November 8, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated  October 20, 2006 through the date hereof:

Preliminary Prospectus dated October 20, 2006:

19,214 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.
As Representative the several Underwriters

By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President